September 30, 2017 Unaudited Condensed Consolidated Financial Statements

Suite 1188, 550 Burrard Street

Vancouver, British Columbia

V6C 2B5

Phone: (604) 687-4018

Fax: (604) 687-4026

Eldorado Gold Corporation

Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	Note	September 30, 2017	December 31, 2016

		$	$
ASSETS
Current assets
Cash and cash equivalents		539,788	883,171
Term deposits		6,304	5,292
Restricted cash		305	240
Marketable securities		5,169	28,327
Accounts receivable and other		82,181	54,315
Inventories		169,202	120,830
		802,949	1,092,175
Restricted cash and other assets		26,244	48,297
Defined benefit pension plan		13,269	11,620
Property, plant and equipment		4,160,488	3,645,827
Goodwill	4a	99,462	-
		5,102,412	4,797,919
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		98,339	90,705
Current portion of asset retirement obligation		2,647	-
Flow-through share premium liability		1,981	-
		102,967	90,705
Debt	6	593,235	591,589
Defined benefit pension plan		12,682	10,882
Asset retirement obligations		91,139	89,778
Deferred income tax liabilities		556,126	443,501
		1,356,149	1,226,455
Equity
Share capital		3,007,924	2,819,101
Treasury stock		(11,056)	(7,794)
Contributed surplus		2,614,132	2,606,567
Accumulated other comprehensive income (loss)		(18,085)	(7,172)
Deficit		(1,927,764)	(1,928,024)
Total equity attributable to shareholders of the Company		3,665,151	3,482,678
Attributable to non-controlling interests		81,112	88,786
		3,746,263	3,571,464
		5,102,412	4,797,919

Approved on behalf of the Board of Directors

(Signed)   John Webster      Director                              (Signed)   George Burns    Director

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Unaudited Condensed Consolidated Income Statements

(Expressed in thousands of U.S. dollars except per share amounts)

		Three months ended		Nine months ended
		September 30,		September 30,

	Note	2017	2016	2017	2016
		$	$	$	$
Revenue
Metal sales		95,349	116,231	289,965	317,986

Cost of sales
Production costs		45,844	50,498	135,965	144,632
Inventory write-down (reversal)		487	(298)	487	-
Depreciation and amortization		18,634	16,908	52,254	53,427
		64,965	67,108	188,706	198,059
Gross profit		30,384	49,123	101,259	119,927

Exploration expenses		11,651	4,969	24,022	10,243
Mine standby costs (recovery)		1,263	(415)	3,595	14,962
Other operating items		-	-	3,658	-
General and administrative expenses		12,785	9,282	35,897	29,437
Acquisition costs	4a	4,265	-	4,265	-
Defined benefit pension plan expense		813	292	2,425	872
Share based payments	8	2,137	2,116	9,255	8,516

Write-down of assets	5	31,109	164	34,340	643
Foreign exchange loss (gain)		(2,757)	1,450	(3,418)	(1,703)
Operating profit (loss)		(30,882)	31,265	(12,780)	56,957

Loss on disposal of assets		(66)	(221)	(333)	(418)
Gain (loss) on marketable securities and other investments		27,311	-	28,089	(4,881)
Other income		5,227	1,018	9,787	695
Asset retirement obligation accretion		(458)	(449)	(1,505)	(1,346)
Interest and financing costs		(1,042)	(758)	(2,092)	(10,536)

Profit from continuing operations before income tax		90	30,855	21,166	40,471
Income tax expense		7,090	12,653	15,173	23,168
Profit (loss) from continuing operations		(7,000)	18,202	5,993	17,303
Profit (loss) from discontinued operations	4b	-	3,745	(2,797)	(329,987)
Profit (loss) for the period		(7,000)	21,947	3,196	(312,684)

Attributable to:
Shareholders of the Company		(4,179)	20,740	10,870	(311,602)
Non-controlling interests		(2,821)	1,207	(7,674)	(1,082)
Profit (loss) for the period		(7,000)	21,947	3,196	(312,684)

Profit (loss) attributable to shareholders of the Company
Continuing operations		(4,179)	18,453	13,667	19,356
Discontinued operations		-	2,287	(2,797)	(330,958)
		(4,179)	20,740	10,870	(311,602)

Weighted average number of shares outstanding (thousands)
Basic		785,621	716,587	739,935	716,587
Diluted		785,621	716,596	739,935	716,594

Profit (loss) per share attributable to shareholders
of the Company:
Basic profit (loss) per share		(0.01)	0.03	0.01	(0.43)
Diluted profit (loss) per share		(0.01)	0.03	0.01	(0.43)

Profit (loss) per share attributable to shareholders
of the Company - continuing operations:
Basic profit (loss) per share		(0.01)	0.03	0.02	0.03
Diluted profit (loss) per share		(0.01)	0.03	0.02	0.03

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Expressed in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2017	2016	2017	2016
		$	$	$	$

Profit (loss) for the period		(7,000)	21,947	3,196	(312,684)
Other comprehensive income (loss):
Change in fair value of available-for-sale financial assets		(2,501)	(1,948)	16,053	22,286
Income tax on change in fair value of available-for-sale financial assets		-	265	(2,595)	(2,875)
Reversal of unrealized gains on available-for-sale investments on acquition
of Integra, net of taxes	4a	(24,340)	-	(24,340)	-
Transfer of realized loss on disposal of available-for-sale financial assets		-	-	-	4,901
Actuarial losses on defined benefit pension plans, net of tax		(362)	(324)	(31)	(446)
Total other comprehensive income (loss) for the period		(27,203)	(2,007)	(10,913)	23,866
Total comprehensive income (loss) for the period		(34,203)	19,940	(7,717)	(288,818)

Attributable to:
Shareholders of the Company		(31,382)	18,733	(43)	(287,736)
Non-controlling interests		(2,821)	1,207	(7,674)	(1,082)
		(34,203)	19,940	(7,717)	(288,818)

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,

	Note	2017	2016	2017	2016
		$	$	$	$

Cash flows generated from (used in):
Operating activities
Profit (loss) for the period from continuing operations		(7,000)	18,202	5,993	17,303
Items not affecting cash:
Asset retirement obligation accretion		458	449	1,505	1,346
Depreciation and amortization		18,634	16,908	52,254	53,427
Unrealized foreign exchange loss (gain)		(490)	(70)	(868)	2,352
Deferred income tax expense (recovery)		(1,135)	2,191	(13,694)	(10,371)
Loss on disposal of assets		66	221	333	418
Write-down of assets		31,109	164	34,340	643
Loss (gain) on marketable securities and other investments		(27,311)	-	(28,089)	4,881
Share based payments		2,137	2,116	9,255	8,516
Defined benefit pension plan expense		813	292	2,425	872
		17,281	40,473	63,454	79,387
Property reclamation payments		(1,024)	(518)	(2,111)	(1,412)
Changes in non-cash working capital	10	(23,237)	39,791	(48,260)	(19,834)
Net cash provided (used) by operating activities of continuing operations		(6,980)	79,746	13,083	58,141
Net cash provided (used) by operating activities of discontinued operations		-	(19,862)	-	6,671

Investing activities
Net cash paid on acquisition of subsidiary	4a	(121,664)	(603)	(121,664)	(603)
Purchase of property, plant and equipment		(91,803)	(85,581)	(240,687)	(206,469)
Proceeds from the sale of property, plant and equipment		58	578	141	1,335
Proceeds from sale of mining interest, net of transaction costs		-	264,697	-	264,697
Proceeds (loss) on pre-production sales and tailings retreatment		10,933	(170)	12,025	3,708
Purchase of marketable securities		-	-	-	(2,526)
Proceeds from the sale of marketable securities		-	-	-	3,665
Value added taxes related to mineral property expenditures, net		3,501	-	19,846	-
Redemption of (investment in) term deposits		262,467	12	(1,012)	(923)
Increase in restricted cash		(66)	(2)	(9,790)	(8)
Net cash provided (used) by investing activities of continuing operations		63,426	178,931	(341,141)	62,876
Net cash used by investing activities of discontinued operations		-	(9,244)	-	(18,817)

Financing activities
Issuance of common shares for cash		-	-	586	-
Dividend paid to shareholders		-	-	(10,610)	-
Purchase of treasury stock		-	-	(5,301)	-
Long-term and bank debt proceeds		-	40,000	-	70,000
Long-term and bank debt repayments		-	(60,000)	-	(60,000)
Net cash provided (used) by financing activities of continuing operations		-	(20,000)	(15,325)	10,000

Net increase (decrease) in cash and cash equivalents		56,446	209,571	(343,383)	118,871
Cash and cash equivalents - beginning of period		483,342	197,489	883,171	288,189
Cash and cash equivalents - end of period		539,788	407,060	539,788	407,060
Less cash and cash equivalents held for sale - end of period		-	(42,762)	-	(42,762)
Cash and cash equivalents excluding held for sale - end of period		539,788	364,298	539,788	364,298

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Changes in Equity

(Expressed in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,

	Note	2017	2016	2017	2016
		$	$	$	$

Share capital
Balance beginning of period		2,819,863	2,819,101	2,819,101	5,319,101
Shares issued upon exercise of share options, for cash		-	-	586	-
Transfer of contributed surplus on exercise of options		-	-	176	-
Shares issued on acquisition of Integra Gold Corp.	4a	188,061		188,061
Capital reduction		-	-	-	(2,500,000)
Balance end of period		3,007,924	2,819,101	3,007,924	2,819,101

Treasury stock
Balance beginning of period		(11,056)	(8,015)	(7,794)	(10,211)
Purchase of treasury stock		-	-	(5,301)	-
Shares redeemed upon exercise of restricted share units		-	221	2,039	2,417
Balance end of period		(11,056)	(7,794)	(11,056)	(7,794)

Contributed surplus
Balance beginning of period		2,611,660	2,602,027	2,606,567	47,236
Share based payments		2,472	2,389	9,780	7,892
Shares redeemed upon exercise of restricted share units		-	(221)	(2,039)	(2,417)
Recognition of other non-current liability and related costs		-	-	-	(1,416)
Reversal of other current liability and related costs		-	-	-	52,900
Transfer to share capital on exercise of options		-	-	(176)	-
Capital reduction		-	-		2,500,000
Balance end of period		2,614,132	2,604,195	2,614,132	2,604,195

Accumulated other comprehensive loss
Balance beginning of period		9,118	5,301	(7,172)	(20,572)
Other comprehensive gain (loss) for the period		(27,203)	(2,007)	(10,913)	23,866
Balance end of period		(18,085)	3,294	(18,085)	3,294

Deficit
Balance beginning of period		(1,923,585)	(1,916,215)	(1,928,024)	(1,583,873)
Dividends paid		-	-	(10,610)	-
Profit (loss) attributable to shareholders of the Company		(4,179)	20,740	10,870	(311,602)
Balance end of period		(1,927,764)	(1,895,475)	(1,927,764)	(1,895,475)
Total equity attributable to shareholders of the Company		3,665,151	3,523,321	3,665,151	3,523,321

Non-controlling interests
Balance beginning of period		83,933	167,466	88,786	169,755
Profit (loss) attributable to non-controlling interests		(2,821)	1,207	(7,674)	(1,082)
Decrease during the period		-	(17,642)	-	(17,642)
Balance end of period		81,112	151,031	81,112	151,031

Total equity		3,746,263	3,674,352	3,746,263	3,674,352

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.	General Information

Eldorado Gold Corporation (“Eldorado” or the “Company”) is a primarily gold exploration, development and mining company. The Company has operations and ongoing exploration and development projects in Turkey, Greece, Brazil, Canada, Romania and Serbia. The Company disposed of its China operations (“China Business”) in 2016. Details of the sale are included in note 4b. On July 10, 2017, the Company finalized its acquisition of Integra Gold Corporation (“Integra”), a Canadian company with mineral assets in Quebec, Canada (note 4a).

Eldorado is a public company which is listed on the Toronto Stock Exchange and New York Stock Exchange and is incorporated and domiciled in Canada.

2.	Basis of preparation
a)	Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’. They do not include all of the information and footnotes required by the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board for full annual financial statements and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2016.

The same accounting policies are used in the preparation of these unaudited condensed consolidated interim financial statements as for the most recent audited annual financial statements and reflect all the adjustments necessary for fair presentation in accordance with IFRS for the interim periods presented.

These unaudited condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on October 26, 2017.

b)	Judgement and estimates

The preparation of these unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2016.

3.	Adoption of new accounting standards and upcoming changes

The following standards have been published and are mandatory for Eldorado’s annual accounting periods no earlier than January 1, 2018:

•	IFRS 2 ‘Share-Based Payments’ – In June 2016, the IASB issued final amendments to this standard. IFRS 2 clarifies the classification and measurement of share-based payment transactions. These amendments deal with variations in the final settlement arrangements including: (a) accounting for cash-settled share-based payment transactions that include a performance condition, (b) classification of share-based payment transactions with net settlement features, and (c) accounting for modifications of share-based payment transactions from cash-settled to equity. IFRS 2 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company plans to apply this standard at the date it becomes effective. The Company does not currently expect the impact of these changes to be material.

(1)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Adoption of new accounting standards and upcoming changes (continued)
•	IFRS 9 ‘Financial Instruments’ – This standard was published in July 2014 and replaces the existing guidance in IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company plans to apply this standard at the date it becomes effective.

The Company expects the following impact of this standard upon adoption:

                        i)         the classification of its financial assets and liabilities to remain consistent under the new standard, with the possible exception of equity securities. Under the new standard, equity investments that move through other comprehensive income can be recorded directly into its profit and loss results or continue recording against other comprehensive income with no profit and loss effect on sale. If the Company does not make an election, changes in fair value of the equity securities will be recognized in profit and loss results.

                      ii)         the company does not expect to apply hedge accounting to hedge components of its non-financial items.

                     iii)         the Company does not expect a material impact to its financial statements from any of the other changes to this standard, including the new expected credit loss model for calculating impairment on financial assets.

•	IFRS 15 ‘Revenue from Contracts with Customers’ – This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. This standard is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company plans to apply this standard at the date it becomes effective.

The Company continues to evaluate the extent of the impact of the adoption of this standard, primarily analyzing its doré and concentrate sale agreements. Based on our preliminary assessment, the new standard is not expected to significantly affect the gross amount or timing of revenue recognized by the Company.

•	IFRS 16 ‘Leases’ – This standard was published in January 2016 and replaces the existing guidance in IAS 17, ‘Leases’. IFRS 16 introduces a single accounting model for lessees and for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee will be required to recognize a right-of-use asset, representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments. The accounting treatment for lessors will remain largely the same as under IAS 17. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019, with early adoption permitted.

The Company is currently evaluating all operating leases as it is expected that, under this standard, the present value of most lease commitments will be shown as a liability on the balance sheet together with an asset representing the right of use, including those classified as operating leases under the existing standard. This implies higher amount of depreciation expense and interest on lease liabilities that will be recorded in the Company’s profit and loss results. Additionally, a corresponding reduction in general and administrative costs and/or production costs is expected. The Company has not quantified these impacts at this time.

There are other new standards, amendments to standards and interpretations that have been published and are not yet effective. The Company believes they will have no material impact to its consolidated financial statements.

(2)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.	Acquisitions and divestitures
a)	Acquisition of Integra
On May 15, 2017, the Company announced that it had entered into a definitive agreement with Integra, pursuant to which Eldorado agreed to acquire all of the issued and outstanding common shares of Integra that it did not already own, by way of a plan of arrangement (the “Arrangement”). The acquisition was finalized on July 10, 2017.
Under the terms of the Arrangement former Integra shareholders were entitled to receive, at their option, for each Integra share they own either (i) 0.2425 Eldorado shares plus C$0.0001 in cash, (ii) C$1.2125 in cash, in both (i) and (ii) subject to pro ration, or (iii) 0.18188 of an Eldorado share and C$0.30313 in cash. Eldorado issued 77,180,898 common shares pursuant to the Arrangement with a fair value of $188,061 and paid $99,823 in cash to the former Integra shareholders. Integra is a resource company engaged in the exploration of mineral properties. It is focused on its high-grade Lamaque gold project located in Val-d’Or, Quebec.

As part of the consideration, the Company included advances to Integra for $27,046 and the fair value of the existing available-for-sale Integra investment that it previously owned for $41,968. The Company recognized a gain on marketable securities for $28,364 and taxes of $4,024, as a reversal of the unrealized gain and taxes included in other comprehensive income at the date of acquisition related to this previously owned investment.

The fair value of the common shares issued as part of the consideration paid for Integra was based on the closing share price on July 7, 2017 on the Toronto Stock Exchange. The foreign exchange rate used at time of acquisition was CDN$1 = US$0.776.

The goodwill of $99,462 resulting from the acquisition arises mainly on the recognition of deferred income tax liabilities and represents, among other things, the exploration potential within the assets acquired and future variability in the price of minerals. None of the goodwill is deductible for tax purposes.

Eldorado paid net cash of $121,664 as a result of the Integra transaction. This net decrease of cash was a result of cash consideration, including advances to Integra, of $126,869 net of an acquired cash balance of $5,205.

During the year ended December 31, 2016, Integra Gold Corp issued flow-through shares (“FTS”) for total proceeds of C$46.7 million and the eligible flow-through expenditures were renounced to shareholders as at December 31, 2016. At the time of acquisition, Integra was obligated to spend the remaining flow through funds of C$15.8 million by December 31, 2017. The tax authorities are reviewing the eligibility of some of Integra’s past flow-through expenditures. As a result, a provision of $2.0 million has been recorded in accounts payable and accrued liabilities as the exposure related to potential penalties and shareholder compensation, based on challenged expenditures to date. Integra’s FTS have been measured using the residual method. Under this method, the proceeds from issuance have been allocated between the offering of shares and the sale of tax benefits based on the difference between the quoted price of non-flow through shares and the amount the investor pays for the flow through shares. A liability was recognized for this difference as the entity has an obligation to pass the tax deductions to the investor. As Integra fulfills its obligation, the sale of tax deductions has been recognized in the income statement as other income and the liability derecognized. Integra’s flow-through share premium liability as at September 30, 2017 amounts to $2.0 million, as compared to $4.3 million at the acquisition date.

(3)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.	Acquisitions and divestitures (continued)
A preliminary allocation of the purchase price, which is subject to final adjustments, is as follows:

77,180,898 common shares of shares of Eldorado at C$3.14/share	$ 188,061
Cash consideration including advances	126,869
Fair value of existing available-for-sale investment in Integra by Eldorado	41,968
Total Consideration	$ 356,898

Net assets acquired:

Cash and cash equivalents	$ 5,205
Marketable securities	2,857
Accounts receivable and other	5,920
Inventories	2,471
Other assets	3,495
Property, plant and equipment	386,799
Goodwill	99,462
Accounts payable and accrued liabilities	(7,642)
Flow-through share premium liability	(4,280)
Other liabilities	(9,635)
Deferred income taxes	(127,754)
$ 356,898

For the purpose of these consolidated financial statements, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed based on management’s best estimates taking into account all available information at the time of acquisition as well as applicable information at the time these consolidated financial statements were prepared. The Company will continue to review information and perform further analysis with respect to these assets, prior to finalizing the allocation of the purchase price.

Acquisition related costs of $4,265 have been charged to acquisition costs in the consolidated income statement for the nine months ended September 30, 2017.

These consolidated financial statements include Integra’s results from July 10, 2017 to September 30, 2017. The net loss before tax included in the consolidated income statement since July 10, 2017 contributed by Integra is $3,877. Had Integra been consolidated from January 1, 2017, the consolidated income statement would include a net loss before tax of $16,053 from Integra.

b)	Sale of China Business
On April 26, 2016, the Company announced that it had reached an agreement to sell its 82 percent interest in Jinfeng to a wholly-owned subsidiary of China National Gold Group for $300 million in cash, subject to certain closing adjustments. The sale was completed on September 6, 2016. In addition to the sale of Jinfeng, on May 16, 2016 Eldorado announced it had reached an agreement to sell its respective interest in White Mountain, Tanjianshan and Eastern Dragon to an affiliate of Yintai Resources Co. Ltd. (“Yintai”) for $600 million in cash, subject to certain closing adjustments. The sale was completed on November 22, 2016.
The Company concluded that during the second quarter of 2016, the assets and liabilities of the China Business met the criteria for classification as held for sale as settlement was expected within twelve months. Accordingly, an initial post-tax loss of $339 million was recognized in the second quarter of 2016 on re-measurement to fair value less costs of disposal of our China Business. For the year ended December 31, 2016, a net loss on sale of assets held for sale of $351.0 million was recorded in net loss from discontinued operations as a result of completing both sale transactions.

(4)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.	Acquisitions and divestitures (continued)

During the nine months ended September 30, 2017, the Company recorded an expense of $2.8 million for working capital adjustments related to the Yintai sale based on the agreement that was reached with Yintai during the period. This amount was paid to Yintai in the month of June and is included as discontinued operations in the consolidated income statement.

The China Business net earnings to date of disposition were included in the Company's consolidated results for the year ended December 31, 2016. These results have been presented as discontinued operations within the consolidated income statements and the consolidated statements of cash flows. The profit (loss) from discontinued operations for the three and nine months ended September 30, 2016 is as follows:

	Three months ended	Nine months ended
	September 30,	September 30,

	2016	2016
	$	$
Revenue	57,734	191,650
Production costs	35,218	127,129
Depreciation and amortization	-	18,996
Gross profit	22,516	45,525
Exploration expenses	184	830
General and administrative expenses	4,915	17,518
Foreign exchange loss (gain)	(438)	282
Operating profit	17,855	26,895
Interest and financing costs	15	161
Asset retirement obligation accretion	93	325
Other expense	2,516	2,582
Profit from discontinued operations before income tax	15,231	23,827
Income tax expense	7,011	10,321
Profit (loss) from discontinued operations	8,220	13,506
Loss on re-measurement to fair value less costs to sell	4,475	136,067
Transfer to loss on sale of assets held for sale, net of tax	(207,426)	-
Loss on sale of assets held for sale, net of tax	207,426	207,426
Net loss from discontinued operations	3,745	(329,987)

5.	Write-down of assets

During the quarter ended September 30, 2017, the Company completed a review of the estimated useful lives and recoverable amounts of certain surplus equipment. A portion of this equipment was sold during the quarter for a loss of $11.6 million and the remaining equipment was written down to its estimated recoverable amount resulting in a loss of $14.8 million, for total equipment losses of $26.4 million.

(5)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

6.	Debt

Senior notes

On December 10, 2012, the Company completed an offering of $600.0 million senior notes (“the notes”) at par value, with a coupon rate of 6.125% due December 15, 2020. The notes pay interest semi-annually on June 15 and December 15. Net deferred financing costs of $6,765 have been included as an offset in the balance of the notes in the financial statements and are being amortized over the term of the notes.

The fair market value of the notes as at September 30, 2017 is $610.5 million.

7.	Share capital

Eldorado’s authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At September 30, 2017 there were 794,010,680 (December 31, 2016 – 716,587,134) voting common shares and no non-voting common shares (December 31, 2016 – nil) outstanding. On July 10, 2017, 77.2 million shares were issued in connection with the Integra acquisition (note 4a).

8.	Share-based payments

(a) Share option plans

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2017
	Weighted average exercise price Cdn$	Number of options
At January 1,	7.55	28,896,035
Granted	4.43	5,804,535
Exercised	3.22	(242,648)
Forfeited	13.76	(4,525,611)
At September 30,	6.04	29,932,311

At September 30, 2017, 18,665,900 share options (September 30, 2016 – 19,456,174) with a weighted average exercise price of Cdn$7.35 (September 30, 2016 – Cdn$9.67) had vested and were exercisable.

Share based compensation expense related to share options for the quarter ended September 30, 2017 was $1,239 (YTD - $5,503).

(b) Restricted share unit plan

A total of 936,832 restricted share units (“RSUs”) at a grant-date fair value of Cdn$4.49 per unit were granted during the nine-month period ended September 30, 2017 under the Company’s RSU plan.

The fair value of each RSU issued is determined as the closing share price at grant date. The current maximum number of common shares authorized for issue under the RSU plan is 5,000,000.

(6)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

8.	Share-based payments (continued)

A summary of the status of the RSU plan and changes during the quarter ended September 30, 2017 is as follows:

Total RSUs
Balance at December 31, 2016	1,240,174
RSUs Granted	936,832
Redeemed	(349,842)
Forfeited	(121,068)
Balance at September 30, 2017	1,706,096

As at September 30, 2017, 1,706,096 common shares purchased by the Company remain held in trust in connection with this plan. At the end of the period, 596,780 restricted share units are fully vested and exercisable. These shares purchased are held in trust and have been included in treasury stock in the balance sheet.

Restricted share units expense for the quarter ended September 30, 2017 was $493 (YTD - $2,223).

(c) Deferred units plan

At September 30, 2017, 596,836 deferred units (“DUs”) were outstanding with a value of $1,310, which is included in accounts payable and accrued liabilities.

Deferred units compensation income was $335 for the quarter ended September 30, 2017 (YTD - $525).

(d) Performance share units plan

A total of 569,719 performance share units (“PSUs”) were granted during the nine-month period ended September 30, 2017 under the Company’s PSU plan. The PSUs vest on the third anniversary of the grant date, subject to achievement of pre-determined performance criteria. When fully vested, the number of PSUs redeemed will range from 0% to 200% of the target award, subject to the performance of the share price over the 3 year period. The current maximum number of common shares authorized for issuance from treasury under the PSU plan is 3,130,000.

Compensation expense related to PSUs for the period ended September 30, 2017 was $740 (YTD - $2,054).

9.	Fair value of financial instruments

Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.

The three levels of the fair value hierarchy are described below:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•	Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e. quoted prices for similar assets or liabilities).
•	Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e. supported by little or no market activity).

(7)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

9.	Fair value of financial instruments (continued)

The assets and liabilities measured at fair value as at September 30, 2017 are marketable securities and a derivative related to the Company’s metal hedge positions on zinc. The Company’s derivative liability of $171, which is considered level 2, is included in accounts payable and accrued liabilities in our consolidated balance sheet. The loss on derivatives for the quarter ended September 30, 2017 was $948 (YTD - $171) and is presented in Loss (gain) on marketable securities and other investments in our consolidated income statement.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in Level 1. Instruments included in Level 1 comprise primarily publicly-traded equity investments classified as available-for-sale securities. With the exception of the fair market value of the Company’s senior notes (note 5), which are included in level 2, all carrying amounts of financial instruments approximate their fair value.

10.	Supplementary cash flow information
	Three months ended September 30,		Nine months ended September 30,
	2017 $	2016 $	2017 $	2016 $
Changes in non-cash working capital
Accounts receivable and other	(19,709)	(16,926)	(9,376)	(26,703)
Inventories	(15,177)	(182)	(34,087)	(18,144)
Accounts payable and accrued liabilities	11,649	56,899	(4,797)	25,013
Total	(23,237)	39,791	(48,260)	(19,834)

Supplementary cash flow information
Income taxes paid	8,164	8,340	34,502	38.797
Interest paid	-	377	16,844	17,181

11.	Segmented information

Identification of reportable segments

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or CODM) in assessing performance and in determining the allocation of resources.

The CODM considers the business from both a geographic and product perspective and assesses the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include gross profit (loss), expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at September 30, 2017, Eldorado had six reportable segments based on the geographical location of mining and exploration and development activities.

(8)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

11.	Segmented information (continued)

11.1 Geographical segments

Geographically, the operating segments are identified by country and by operating mine or mine under construction. The Turkey reporting segment includes the Kişladag and the Efemcukuru mines and exploration activities in Turkey. The Brazil reporting segment includes the Vila Nova mine, Tocantinzinho project and exploration activities in Brazil. The Greece reporting segment includes the Stratoni and Olympias mines; the Skouries, Perama Hill and Sapes projects and exploration activities in Greece. The Romania reporting segment includes the Certej project and exploration activities in Romania. The Canada reporting segment includes the Lamaque project and exploration activities in Canada. Other reporting segment includes operations of Eldorado’s corporate office and exploration activities in other countries.

Financial information about each of these operating segments is reported to the CODM on at least a monthly basis. The mines that have been aggregated into one segment share similar economic characteristics.

For the three months ended September 30, 2017	Turkey	Brazil	Greece	Romania	Other	Canada	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	85,655	0	9,694	-	-	-	95,349
Production costs	37,091	(9)	8,762	-	-	-	45,844
Inventory write-down	-	-	487	-	-	-	487
Depreciation	18,514	-	76	-	41	3	18,634
Gross profit (loss)	30,050	9	369	-	(41)	(3)	30,384

Other material items of income and expense
Write-down of assets	27,421	-	3,646	-	42	-	31,109
Exploration expenses	466	978	1,919	2,724	1,900	3,664	11,651
Income tax expense (recovery)	4,201	(1,383)	982	(1,695)	4,024	961	7,090

Additions to property, plant and
equipment during the period	14,861	2,847	57,061	3,960	87	13,836	92,652

For the three months ended September 30, 2016	Turkey	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	99,449	-	16,782	-	-	116,231
Production costs	36,935	-	13,563	-	-	50,498
Inventory write-down (reversal)	-	-	(298)	-	-	(298)
Depreciation	16,817	-	23	-	68	16,908
Gross profit (loss)	45,697	-	3,494	-	(68)	49,123

Other material items of income and expense
Write-down of assets	164	-	-	-	-	164
Exploration expenses	433	573	655	202	3,106	4,969
Income tax expense (recovery)	13,996	66	(1,266)	(410)	267	12,653

Additions to property, plant and
equipment during the period	15,428	2,842	65,379	4,571	13	88,233

(9)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

11.	Segmented information (continued)

For the nine months ended September 30, 2017	Turkey	Brazil	Greece	Romania	Other	Canada	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	250,693	2,251	37,021	-	-	-	289,965
Production costs	103,943	2,000	30,022	-	-	-	135,965
Inventory write-down	-	-	487	-	-	-	487
Depreciation	51,765	-	283	-	203	3	52,254
Gross profit (loss)	94,985	251	6,229	-	(203)	(3)	101,259

Other material items of income and expense
Write-down of assets	28,114	-	6,183	-	43	-	34,340
Exploration costs	1,144	2,945	5,500	6,497	4,272	3,664	24,022
Income tax expense (recovery)	21,353	(1,634)	(1,692)	(5,244)	1,429	961	15,173

Additions to property, plant and
equipment during the period	37,213	7,265	172,751	10,919	509	13,836	242,493

Information about assets and liabilities
Property, plant and equipment (*)	833,188	193,865	2,311,432	424,757	498	396,748	4,160,488
Goodwill	-	-	-	-	-	99,462	99,462
	833,188	193,865	2,311,432	424,757	498	496,210	4,259,950

Debt	-	-	-	-	593,235	-	593,235

For the nine months ended September 30, 2016	Turkey	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	289,990	-	27,996	-	-	317,986
Production costs	118,141	-	26,491	-	-	144,632
Depreciation	52,858	-	363	-	206	53,427
Gross profit (loss)	118,991	-	1,142	-	(206)	119,927

Other material items of income and expense
Write down of assets	643	-	-	-	-	643
Exploration costs	1,191	1,476	1,487	543	5,546	10,243
Income tax expense (recovery)	30,986	(3,759)	(205)	(1,043)	(2,811)	23,168

Additions to property, plant and
equipment during the period	44,005	4,881	150,395	11,008	27	210,316

(10)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

11.	Segmented information (continued)

For the year ended December 31, 2016	Turkey	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$

Information about assets and liabilities
Property, plant and equipment (*)	885,629	186,606	2,157,822	413,949	1,821	3,645,827

Debt	-	-	-	-	591,589	591,589

* Net of revenues from sale of pre-production and tailings retreatment

The Turkey segment derives its revenues from sales of gold and gold concentrate. The Brazil segment derives its revenue from sales of iron ore. The Greece segment derives its revenue from sales of zinc, lead and silver concentrates.

11.2 Seasonality/cyclicality of operations
Management does not consider operations to be of a significant seasonal or cyclical nature.

12.	Events occurring after the reporting date

Subsequent to September 30, 2017, the Company reduced its estimate of the recoverable ounces on the Kisladag mine leach pad. This change in estimate will be accounted for prospectively as a new development in accordance with IAS 8 “Accounting policies, changes in accounting estimates and errors “commencing October 1, 2017. The Company assessed the leach pad inventory at the lower of cost and net realizable value and determined that no write down was required as at September 30, 2017.

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